UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. – File No. 333-175579

NCL Corporation Ltd. – File No. 333-128780

CF#37153

Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits listed below.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

For Norwegian Cruise Line Holdings Ltd.:

Exhibit	To Form	Filed on	Confidential Treatment Granted
10.48	S-1	July 15, 2011, as amended	through January 31, 2028
10.49	S-1	July 15, 2011, as amended	through January 31, 2028

For NCL Corporation Ltd.:

Exhibit	To Form	Filed on	Confidential Treatment Granted
4.46	20-F	March 6, 2007	through January 31, 2028
4.64	20-F	March 13, 2008	through January 31, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary